[INTRAOP LOGO]
Intraop Medical Corporation
570 Del Rey Avenue
Sunnyvale CA 94085


March 16, 2006

Mr. Jay Webb and Mr. Dennis Hult
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington D.C. 20549

         RE: Intraop Medical Corporation
         Comment letter dated March 8, 2006 to
         Form 10-KSB for the fiscal year ended September 30, 2005
         Filed December 29, 2005
         File No. 000-49735

We are writing in response to the Commission's comment letter of dated March 8, 2006 with regard to the Form 10-KSB for the fiscal year ended September 30, 2005 of Intraop Medical Corporation filed December 29, 2005.

This letter has been filed via EDGAR as requested by the Commission, however we are providing you with these hard copies as a courtesy.

The numbered paragraphs below restate the numbered paragraphs in the Commission's comment letter, and the discussion set out below each such paragraph is our response to Commission's comment.

1. We note Section 5(b) of the 7% Convertible Debenture Agreement filed as
Exhibit 4.2 to your Form 8-K dated August 3 1,2005 outlines a make-hold provision that does not appear to meet the standard anti-dilution provisions outlined in EITF 05-2. As a result, it does not appear that 'the convertible debentures are conventional convertible pursuant to EITF 00-1 9. We note that the adjustments to the conversion price, in that instance, do not result from an equity restructuring transaction as defined SFAS 123. Please

(a) Tell us how you considered that provision in reaching your conclusion that the debt was conventional convertible, or revise your analysis accordingly.

Response to Comment 1 a):
-------------------------

Background:

Section 5 b) Subsequent Equity Sales, is an anti-dilution provision that allows for the automatic adjustment of the debenture holders' conversion price, and by extension, the number of shares their debentures would be converted into, should certain triggering events occur.

In our previous response letter to the Staff dated February 22, 2006, we had stated our reliance on paragraph 13 of EITF 05-02, footnote 3, which allowed for certain exemptions for `standard' anti-dilutive provisions. After discussions with the Staff and upon our own internal review, we have concluded that this exemption is unavailable to us.

Conclusion:

As a result, the 7% Convertible Debentures fail to meet the requirement of EITF 05-02 and are non-conventional debentures. Please see our response to Staff comment 1 b) for the effect of this change in classification.

1b) Tell us how, if any, a conclusion that the debt is not conventional convertible would impact the results of your analysis concerning the bifurcation and accounting of the embedded conversion feature of the debt.

Response to Comment 1 b):
-------------------------

Issue:

What treatment should the embedded conversion feature of the debt receive if the 7% convertible debentures are deemed not conventional convertible debt?

Analysis:

Paragraph II B 2 of the SEC Current Accounting and Disclosure Issues in the Division of Corporation Finance December 1, 2005 issue refers to paragraph 11(a) of SFAS 133 to evaluate the embedded conversion feature as a standalone derivative instrument. Paragraph 11(a) of SFAS 133 provides an exemption from FAS 133 reporting for "contracts issued or held by a reporting entity that are both (1) indexed to its own stock and (2) classified in stockholder's equity on its statement of financial position".

As the 7% Convertible Debentures provide for conversion into our common stock, they clearly meet the requirements of 11(a)(1) of the exemption.

In considering 11(a)(2), whether the embedded conversion feature, if considered as a standalone instrument, would qualify for equity treatment, it must meet the definition set forth in paragraph 1 of EITF 00-19 of:

     o    Contracts that require physical settlement or net-share settlement
     o Contracts that give the company a choice of net-cash settlement or settlement on its own shares.

EITF 00-19 also requires that, to qualify as equity, an instrument must meet all the requirements of paragraph 12 to 32. EITF 00-19, however allows for an exception: "the requirements of paragraphs 12-32 of this issue do not apply if the hybrid contract is a conventional convertible debt instrument"

The convertible debts are not a conventional convertible debt instrument and therefore must be evaluated against the requirements of paragraph 12 to 32 of EITF 00-19. Failure to pass any one of the requirements would disallow equity treatment. As such, we can considered paragraph 19 of EITF 00-19:

     "The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding."

Authorized shares are 100,000,000. After taking into account the August Transactions and the Subsequent Transactions, issued and reserved shares per our 10-QSB for the period ended December 31, 2005 filed February 19, 2006, are:

                                                             December 31,
                                                                2005
                                                         ------------------
      Shares Outstanding                                     24,494,801
      2005 Equity Incentive Plan                              3,597,000
      Common stock warrants as filed                         23,023,174
      Warrants registration requirement overage               6,000,000
      Convertible debentures                                 22,750,000
                                                         ------------------
                        Total                                79,864,975
                                                         ==================

The Company appears to have sufficient authorized shares. However, if we consider the anti-dilution clause of Section 5 b) of the 7% Convertible Debentures, then we must take into account the possibility of a conversion price of $0.01 resulting in the issuance of 700 million shares.

The Company then fails to satisfy paragraph 19 of EITF 00-19 and the convertible debentures features cannot be classified as equity.

This results in treatment for the debentures features as derivative liabilities under SFAS 133 requiring valuation at fair value with reevaluation on a periodic basis.

Conclusion

As the 7% Convertible Debentures are not conventional convertible debt (as explained in answer to comment 1 a), the embedded conversion feature of the debt must be treated as derivative liability under SFAS 133 requiring valuation at fair value with reevaluation on a periodic basis.

1(c) Revise your future filings to clearly describe the conditions that could cause the conversion rate to be adjusted.

2. Revise the notes to your financial statements in your future filings to provide clear disclosure of accounting policy and view taken under EITF 05-04, including accounting for the registration rights agreements as derivative liabilities. Future filings should also include full disclosure of the significant terms of the registration rights agreement, the method used to value the derivative as well as the value at inception and as of the end of each reporting period. If zero, your revised disclosure should indicate why.

3. Revise the critical accounting estimates section of Management's Discussion and Analysis in your future filings to clearly disclose the methodology and significant estimates/assumptions used to value the derivative. If currently valued at zero, then explain why and tell investors how this could be different given different assumptions. In light of the on-going discussions surrounding EITF 05-04, please also include a clear discussion of the status of EITF 05-04 and the possible implications if a later consensus would require the registration rights to be considered as part of the debt and/or warrant agreements in Management's Discussion and Analysis as well as your critical accounting estimates section of your future filings.

4. Tell us how you considered the registration rights included as part of the terms of the warrants granted to Stonegate in the analysis you performed to determine the appropriate classification of the warrants as equity or liability. We note that the warrant agreement grants to Stonegate registration rights identical to those that are granted to the purchasers in the placement. We also note that the placement agreement itself states that the "terms of the placement shall be set forth in subscription documents, including any stock purchase or subscription agreements, escrow agreement, registration rights agreements, warrant agreement.. ." Please explain your rationale for applying View C expressed in EITF 05-04 to this warrant agreement. We may have further comments after reviewing your response.

Response to Comment 4:
----------------------

Background:

Section 5 of the Stonegate Warrant, the form of which was filed as Exhibit 4.5 to our filing of September 1, 2005 reads:

     "Registration rights. The Company hereby, grants to Holder, with respect to the shares of Common Stock underlying this Warrant, registration rights identical to those that are granted to Purchasers in the Placement(as such terms are defined in that certain Placement Agency Agreement..); it being specifically understood that the shares of Common Stock underlying this Warrant will be included in any registration statement filed by the Company which includes shares of Common Stock, or shares of Common Stock underlying any securities, issued to Purchasers in the Placement."

Analysis

It is first necessary to determine the extent and definition of the registration rights granted to the holders of the Stonegate warrants.

Section 5 of the Stonegate Warrant document refers to the Placement Agency Agreement for the definition of registration rights granted: "registration rights identical to those that are granted to Purchasers in the Placement (as such terms are defined in that certain Placement Agency Agreement...)"

Section 1(c) of the Placement Agency Agreement (filed as Exhibit 10.8 to our 8-K filing of September 1, 2005) refers to the Subscription Document (more specifically the Registration Rights Agreement) for definitions of the registration rights: "Terms of the Placements shall be set forth in subscription documents, including [...] subscription agreement, [...], registration rights agreement, [...] to be executed and delivered in connection with each Placement (collectively, the Subscription Documents)".

Based on the above, the Registration Rights Agreement is the document that defines the "registration rights" granted to the Stonegate warrant holders.

The Registration Rights Agreement section 2(b) provides for the payment of liquidated damages should certain events not occur within certain timeframes. The clause then goes to state damages as follows:

     "the Company shall pay to each Holder an amount in cash, as partial liquidated damages and not as penalty, equal to 2.0% of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement for any Registrable Securities then held by such Holder", emphasis in bold added.

According to EITF 05-04 the existence of a liquidated damage clause in the Registration Rights Agreement could potentially affect the equity versus liability classification of the Stonegate Warrants.

To determine if the liquidated damage clause applies to the Stonegate warrants it is necessary to determine whether:

     o the holders of the Stonegate Warrants qualify as "Holders" under the Registration Rights Agreement
     o the Stonegate Warrants are "Registrable Securities" under the Registration Rights agreement

Section 1 of the Registration Rights Agreement defines a "Holder" as:

          "Holder" or "Holders" means the holder or holders, as the case may be, from time to time of Registrable Securities."

while Registrable Securities are defined in Section 1 as:

          " ...(iii) all Warrant Shares, [...] (vii) shares issuable to Regenmacher pursuant to warrants issued to it pursuant to the Regenmacher transaction."

As no specific reference is made to the Stonegate Warrants, in contrast to the Regenmacher warrants which are specifically mentioned, it is necessary to determine if the Stonegate warrants are part of the definition of Warrant Shares as provided by Section 1.1 of the Securities Purchase Agreement.

The term Warrant Shares are not specifically defined in the Registration Right Agreement, however, Section 1 of that agreement states:

          "Capitalized term used and not otherwise defined herein that are defined in the Purchase Agreement shall have the meanings given such terms of the Purchase Agreement."

The Purchase Agreement is itself a defined term in the preamble to the Registration Rights Agreement and refers to the Securities Purchase Agreement which was filed as Exhibit 10.3 to our Form 8-K filing of September 1, 2005.

Section 1.1 of the Securities Purchase Agreement contains the following defined terms:

          "Warrant shares means the shares of Common Stock issuable upon exercise of the Warrants".
          "Warrants means, collectively, the Short Term Warrants and the Long Term Warrants."
          "Short Term Warrant means the Common Stock purchase warrants, in the form of Exhibit E delivered to the Purchasers at the Closing ..."

          "Long Term Warrant means collectively the Common Stock purchase warrants, in the form of Exhibit C delivered to the Purchasers at the Closing ..."

As a result of the above definitions, the liquidated damage clause of the Registration Rights agreement does not apply to the holders of the Stonegate warrants as:

     o they are not "Holder" as defined in section 2 (a) of the Registration Agreement
     o    the Stonegate warrants are not "Registrable Securities" as defined in section 2 (a) of the Registration Agreement.

Further, Stonegate was not party to the Registration Rights Agreement and is not a signatory to that agreement.

To further support this analysis, Stonegate has provided the Company a letter stipulating their understanding that the liquidated damage clause never applied to the warrants in their possession. The letter is attached as Exhibit 1 hereto.

Conclusion:

The holders of the Stonegate Warrants are not entitled to liquidated damages under Section 2(b) of the Registration Rights Agreement and as a result this section has no bearing on the Company's classification of these warrants as equity.

5. Finally, revise the risk factors and other sections of your Form SB-2 filed January 25,2006 to include discussions of the matters addressed in our above comments.

Finally, as previously discussed, we have received from the Commission a letter dated February 17, 2006, and signed by Peggy A. Fisher, Assistant Director, regarding our registration of shares on Form SB-2. Our financials as provided on the Form 10-KSB are an integral part of that filing. Other than the resolution of the Commission's comments on our 10-KSB filing, the Commission had no further comment on our SB-2 filing. As such, the resolution of these 10-KSB comments effectively gates the effectiveness of our SB-2. We therefore request that your response to this letter regarding our 10-KSB be accorded whatever expedited treatment would be afforded to a review of an SB-2 filing.

Please feel free to contact me at 408-636-1020 x 106 or Regis Bescond, our Corporate Controller, at 408-636-1020 x 105 with any questions or comments.

Yours,


/s/ Howard Solovei
------------------
Howard Solovei
Chief Financial Officer

Cc:      Sam S. Berde
         David Pike
         Regis Bescond

                                    Exhibit 1
                                    ---------


The following would be added to the section headed "Recent Accounting Pronouncements":

In June 2005, the Financial Accounting Standards Board Emerging Issues Task Force issued EITF 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". Under EITF 05-04, liquidated damages clauses may qualify as freestanding financial instruments for treatment as a derivative liability. Furthermore, EITF 05-04 addresses the question of whether a registration rights agreement should be combined as a unit with the underlying financial instruments and be evaluated as a single instrument. EITF 05-04 doesn't reach a consensus on this question and allows for treatment as a combined unit (Views A and B) as well as separate freestanding financial instruments (View C). On September 15, 2005, the FASB staff postponed further discussion of EITF 05-04. As of March 31, 2005, the FASB has still not rescheduled EITF 05-04 for discussion.

In conjunction with the issuance of the Company's senior and convertible debentures and the related warrants and registration rights, the Company adopted View C of EITF 05-04 for the treatment of those warrants in relation to the registration rights agreement, while the registration rights agreement as a stand alone agreement and certain features of the debentures were treated as derivative liabilities. Derivative liability treatment requires adjusting the carrying value of the instrument to its fair value at each balance sheet date and recognizes any change since the prior balance sheet date as a component of other income/(expense). The recorded value of such derivative liabilities can fluctuate significantly based on fluctuations of the market value of the underlying securities of the Company, as well as on the volatility of the Company's stock price during the term used for observation and the term remaining for the underlying financial instruments. The Company believes that should the FASB staff reach a consensus on EITF 05-04 and select combined unit treatment (View A or B), this consensus could have a significant affect on the Company's accounting for its warrants and consequently, its financial statements.


"Note 4 - Borrowings" would be amended as follows:

Convertible debentures

For inclusion in the Company's refiled 10-KSB and subsequent periods the footnote would begin:

In August 2005, the Company sold $2,500,000 of convertible debentures to certain investors. The debentures are convertible into the Company's common stock at $0.40 per share at the option of the debenture holders and bear interest at 7% per annum, payable quarterly. The debentures have a term of three years with principal due in full at maturity. As a further inducement, the Company granted the holders of the debentures warrants to purchase 3.125 million shares of the Company's common stock, expiring September 30, 2006, and warrants to purchase
3.125 million shares of the Company's common stock, expiring August 31, 2010. All warrants are exercisable at $0.40 per share

For filings covering periods subsequent to 10-KSB the note would additionally include:

In October 2005, the Company sold an additional $2,500,000 of convertible debentures to certain investors. The debentures are convertible into Company common stock at $0.40 per share at the option of the note holders and bear interest at 7% per annum, payable quarterly. The debentures have a term of three years with principal due in full at maturity. As a further inducement, the Company granted the holders of the convertible debentures short-term warrants to purchase 3.125 million shares of its common stock, expiring November 2006, and warrants to purchase 3.125 million shares of its common stock, expiring October 2010. All warrants are exercisable at $0.40 per share.

In November 2005, the Company sold an additional $2,000,000 of convertible debentures to certain investors. The debentures are convertible to Company common stock at $0.40 per share at the option of the note holders and bear interest at 7% per annum, payable quarterly. The debentures have a term of three years with principal due in full at maturity. As a further inducement, the Company granted the holders of the convertible debentures short-term warrants to purchase 2.5 million shares of its common stock expiring December 4, 2006 and warrants to purchase 2.5 million shares of its common stock expiring November 4, 2010. All warrants are exercisable at $0.40 per share.

For the 10-KSB and all subsequent periods the note would continue:

Pursuant to the registration rights agreements with the holder of the convertible debentures dated August 31, 2005 [and October 25, 2005], (the "Registration Rights Agreement"), the Company agreed to file by September 30, 2005 [and November 24, 2005 respectively], a resale registration statement covering the resale of the shares issuable to the investors upon the conversion of their debt and the exercise of their warrants. The Registration Rights Agreement requires the Company to pay monthly liquidated damages if:

     o a registration statement is not filed on or prior to September 30, 2005 [and November 24, 2005 respectively], or
     o the Company fails to file with the Commission a request for acceleration in accordance with Rule 461 promulgated under the Securities Act, within five trading days of the date that the Company is notified by the Commission that a registration statement will not be "reviewed," or not subject to further review, or
     o prior to its effectiveness date, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such registration statement within 10 calendar days after the receipt of comments by or notice from the Commission that such amendment is required in order for a registration statement to be declared effective, or
     o a registration statement filed or required to be filed hereunder is not declared effective by the Commission by December 29, 2005 [and February 22, 2006 respectively], or
     o after, December 29, 2005 [and February 22, 2006 respectively]a registration statement ceases for any reason to remain continuously effective as to all registrable securities for which it is required to be effective, or the investors are not permitted to utilize the prospectus therein to resell such registrable securities for 10 consecutive calendar days but no more than an aggregate of 15 calendar days during any 12-month period

The amount of monthly liquidated damages equals 2.0% of the aggregate purchase price paid by the investors for any registrable securities held by the investors. Seven day late payment of the damages is subject to interest at an annual rate of 18%. The Company determined the maximum potential liquidated damages to be approximately, $[TBD and dependent on the period covered]].

The Company determined that the maximum amount of the liquidated damages is greater than the differential in value between registered and unregistered shares of the Company's common stock. In accordance with guidance in Emerging Issues Task Force (EITF) Issue 05-4, View C, the Company concluded that the most appropriate treatment of the Registration Rights Agreement was to treat it as separate free standing agreement accounted for separately from the underlying warrants and debentures. Accordingly the Registration Rights Agreement was accounted for as a derivative financial instrument because the liquidated damages were considered not to be economic.

At issuance of the convertible debentures on August 31, 2005, the Registration Rights Agreement had no initial fair value. In subsequent periods, if the price of the security changes, the derivative financial instrument related to the registration rights agreement will be adjusted to the fair value with the corresponding charge or credit to other expense or income.

The estimated fair value of the Registration Rights Agreement was determined using the discounted value of the expected future cash flows. As of [Period end date], the Company assigned no value to the registration right agreement as the Company believes it will be able to meet the registration requirements of the registration rights agreement and that in the event of default, the holders of the debentures will waive the liquidated damages required under the registration rights agreement.


For filings subsequent to the 10K-SB the following paragraph will be added. Also see 8K filed on March 17, 2005 attached.

As of [period end date], the Company was unable to file a registration statement with the SEC as required by the Registration Rights Agreement. The Company is in active negotiation with the holders of the convertible debentures to obtain a waiver to extend the required filing and effectiveness date of the registration statement and to waive all amounts potentially due under the liquidated damages clause through those new dates.

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), certain features of the convertible debentures are not clearly and closely related to the characteristics of the convertible debentures. Accordingly, these features qualified as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they were required by SFAS 133 to be accounted for separately from the debt instrument and recorded as derivative financial instruments.

The convertible debentures have the following derivative features which represent an embedded derivative that is required to be accounted for apart from the underlying convertible debentures:

     o These debentures are convertible at the option of the holder, at anytime on or prior to maturity
     o    Repayment of interest in cash or shares
     o    Holders' restrictions on conversion
     o Liquidated damages provision for failure to deliver shares certificates on time
     o    Conversion price reset
     o    Forced conversion at the election of the Company
     o    Debt acceleration provision upon default

At issuance, the initial fair value of the derivative features was classified as a derivative instruments and recorded as a liability on the Company's balance sheet. In subsequent periods, if the price of the security changes, the embedded derivative financial instrument related to the derivative features will be adjusted to the fair value with the corresponding charge or credit to other expense or income.

The recorded value of the derivative features can fluctuate significantly based on fluctuations in the fair value of the Company's common stock, as well as in the volatility of the stock price during the term used for observation and the term remaining for the convertible debentures.

The estimated fair value of the derivative features at issuance and at [period end date] is as follows:

Estimated fair of derivative features at issuance:
Convertible debentures - August 2005
[Convertible debentures - October 2005]
[Convertible debentures - November 2005]
                                                                         ----------------
Total Estimated fair of derivative features at issuance:
                                                                         ================

Estimated fair value of derivative features at [period end date]:
Convertible debentures - August 2005
[Convertible debentures - October 2005]
[Convertible debentures - November 2005]
                                                                         ----------------
Estimated fair value of derivative features at [period end date]:

                                                                         ----------------
Other income (expense) from adjustment to fair value of
convertible debentures derivative features, for the [X]
months ended [period end]
Convertible debentures - August 2005
[Convertible debentures - October 2005]
[Convertible debentures - November 2005]
                                                                         ----------------
Total Other income (expense) from adjustment, [X] months
ended [period end date]
                                                                         ================

The estimated fair value of the derivative features was determined using the probability weighted averaged expected cash flows and Black Scholes methodology with the following assumptions:

                                                [X] months ended
                                                [Period End Date]
                                                Restated Note 14
                                            -------------------------
Expected life (in years)                           2.67 to 3
Risk-free interest rate                          4.26% to 4.34%
Expected volatility                             75.77% to 79.08%
Expected dividend yield                                -

The fair value of the warrants issued was determined using the Black-Scholes option-pricing model.

The fair value of the derivative features and warrants up to the face value of the debentures was recorded as a note discount and will be amortized to interest over the life of the debentures. The fair value in excess of the convertible debentures face value was expensed to other expense. At [Period End Date] the outstanding principal balance of the convertible debentures was $7,000,000 and the unamortized note discount was as follows:

Fair value of warrants allocated to note discount
Convertible debentures - August 2005
[Convertible debentures - October 2005]
[Convertible debentures - November 2005]
                                                                  ------------------
Total fair value of warrants allocated to note discount
Less accumulated amortization
                                                                  ------------------
Note discount related to warrants, net
                                                                  ==================

Derivative features allocated to note discount
Convertible debentures - August 2005
[Convertible debentures - October 2005]
[Convertible debentures - November 2005]
                                                                  ------------------
Total derivative features allocated to note discount
Less accumulated amortization
                                                                  ------------------
Note discount related to derivative features, net
                                                                  ==================

Senior secured debentures

In August 2005, the Company sold $2,000,000 of senior secured debentures to certain investors. The debentures bear interest at 10% per annum, payable monthly, and have three year term. Principal in the amount of $27,778 of the original principal is due monthly, with the remaining balance due at maturity. The debentures are secured by a blanket security interest in the Company's assets. In addition, the Company issued 1,600,000 shares of its common stock to the holders of the debentures as security for the debentures, which the Company estimated had a fair market value of $0.55 per share. As a further inducement, the Company granted the holders of the debentures warrants to purchase 2.5 million shares of its common stock at an exercise price of $0.40 per share with an expiration date of August 31, 2010.

Pursuant to the Registration Rights Agreement with the holder of the senior debentures dated August 31, 2005, the Company agreed to file by September 30, 2005, a resale registration statement covering the resale of the shares issuable to the holders of the senior debentures upon the exercise of their warrants. The Registration Rights Agreement requires the Company to pay monthly liquidated damages if:

     o a registration statement is not filed on or prior to September 30, 2005, or
     o the Company fails to file with the Commission a request for acceleration in accordance with Rule 461 promulgated under the

          Securities Act, within five trading days of the date that the Company is notified by the Commission that a registration statement will not be "reviewed," or not subject to further review, or
     o prior to its effectiveness date, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such registration statement within 10 calendar days after the receipt of comments by or notice from the Commission that such amendment is required in order for a registration statement to be declared effective, or
     o a registration statement filed or required to be filed hereunder is not declared effective by the Commission by December 29, 2005, or
     o after, December 29, 2005 a registration statement ceases for any reason to remain continuously effective as to all registrable securities for which it is required to be effective, or the investors are not permitted to utilize the prospectus therein to resell such registrable securities for 10 consecutive calendar days but no more than an aggregate of 15 calendar days during any 12-month period

The amount of monthly liquidated damages equals 2.0% of the aggregate purchase price paid by the investors for any registrable securities held by the investors. Late payment beyond seven days is subject to interest at an annual rate of 18%. The Company determined the maximum potential liquidated damages to be approximately, $[dependent on period covered].

The Company determined that the maximum amount of the liquidated damages is greater than the differential in value between registered and unregistered shares of the Company's common stock. In accordance with guidance in Emerging Issues Task Force (EITF) Issue 05-4, View C, the Company concluded that the most appropriate treatment of the Registration Rights Agreement was to treat it as separate free standing agreement accounted for separately from the underlying warrants. Accordingly the Registration Rights Agreement was accounted for as a derivative financial instrument because the liquidated damages were considered not to be economic.

At issuance of the senior debentures on August 31, 2005, the Registration Rights Agreement had no initial fair value. In subsequent periods, if the price of the security changes, the derivative financial instrument related to the registration rights agreement will be adjusted to the fair value with the corresponding charge or credit to other expense or income.

The estimated fair value of the registration rights agreement was determined using the discounted value of the expected future cash flows. As of [period end date], the Company assigned no value to the registration right agreement as the Company believes that it will be able to meet the registration requirements of the registration rights agreement and that in the event of default, the holders of the debentures will waive the liquidated damages required under the registration rights agreement.

For filings subsequent to the 10K-SB the following paragraph will be added

As of [period end date], the Company was unable to file a registration statement with the SEC as required by the Registration Rights Agreement. The Company is in active negotiation with the holders of the senior debentures to obtain a waiver to extend the required filing and effectiveness date of the registration statement and to waive all amounts potentially due under the liquidated damages clause through those new dates.

The fair value of the warrants was determined using the Black-Scholes option-pricing model and was recorded as a note discount and will be amortized to interest over the life of the debentures. At [Period End Date] the outstanding principal balance under the senior secured debentures was [$1,888,889] and the unamortized note discount was $[xxx].


"Note 9 - Warrants" would be amended as follows:

          On August 31, 2005, the Company issued to the holders of its convertible debentures short-term warrants to purchase 3.125 million shares of its common stock, expiring September 30, 2006, and warrants to purchase 3.125 million shares of its common stock, expiring August 31, 2010. All warrants are exercisable at $0.40 per share. The Company determined that the fair value of the warrants was $XXX. The fair value of the warrants was recorded as a note discount and will be amortized to interest over the life of the convertible debentures.

On August 31, 2005, the Company issued five year warrants for 2.5 million shares of its common stock at an exercise price of $0.40 per share with an expiration date of August 31, 2010 to the holders of its senior secured debentures (see
Note 4). The Company determined that the fair value of the warrants was $XXX. The fair value of the warrants was recorded as a note discount and will be amortized to interest over the life of the senior secured debentures.

For filings covering periods subsequent to 10-KSB the note would additionally include:

During the three months ended December 31, 2005, the Company issued to the holders of its convertible debentures short-term warrants to purchase 5.625 million shares of its common stock, with expiration dates between November 25, 2006 and December 4th, 2006 and warrants to purchase 5.625 million shares of its common stock, with expiration dates between October 25, 2010 and November 4th, 2010. All warrants are exercisable at $0.40 per share. The Company determined that the value of the warrants was $XXX. The fair value of the warrants was recorded as a note discount and will be amortized to interest over the life of the convertible debentures.

Note X - Subsequent events would be amended as follows:

As of [filing date], the Company was unable to file a registration statement with the SEC as required by the Registration Rights Agreement. The Company is in active negotiation with the holders of the senior and convertible debentures to obtain a waiver to extend the required filing and effectiveness date of the registration statement and to waive all amounts potentially due under the liquidated damages clause through those new dates.

                                    Exhibit 2
                                    ---------

We entered into a registration rights agreement pursuant to our issuance of our senior and convertible debentures and warrants on August 31, 2005 [and October 25, 2005]. Pursuant to the registration rights agreement, we agreed to file a resale registration statement covering the resale of the shares issuable to the investors upon the exercise of their warrants and conversion of their debentures by September 30, 2005 [and November 24, 2005 respectively]. The Registration Rights Agreement requires us to pay monthly liquidated damages if:

     o a registration statement is not filed on or prior to September 30, 2005 [and November 24, 2005 respectively], or
     o we fail to file with the Securities and Exchange Commission a request for acceleration in accordance with Rule 461 promulgated under the Securities Act, within five trading days of the date that the we are notified by the Commission that a registration statement will not be "reviewed," or not subject to further review, or
     o prior to its effectiveness date, we fail to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such registration statement within 10 calendar days after the receipt of comments by or notice from the Commission that such amendment is required for a registration statement to be declared effective, or
     o a registration statement filed or required to be filed hereunder is not declared effective by the Commission by December 29, 2005 [and February 22, 2006 respectively], or
     o after, December 29, 2005 [and February 22, 2006 respectively] a registration statement ceases for any reason to remain continuously effective as to all registrable securities for which it is required to be effective, or the investors are not permitted to utilize the prospectus therein to resell such registrable securities for 10 consecutive calendar days but no more than an aggregate of 15 calendar days during any 12-month period

The amount of monthly liquidated damages equals 2.0% of the aggregate purchase price paid by the investors for any registrable securities held by the investors. Late payment beyond seven days is subject to interest at an annual rate of 18%.

We determined that the maximum amount of the liquidated damages is greater than the difference in value between registered and unregistered shares of our common stock. In accordance with guidance in Emerging Issues Task Force (EITF) Issue 05-4, View C, we concluded that the most appropriate treatment of the registration rights agreement would be to treat it as separate free standing agreement accounted for separately from the underlying warrants and debentures. Accordingly the registration rights agreement was accounted for as a derivative financial instrument because the liquidated damages were considered not to be economic.

At issuance of the senior and convertible debentures on August 31, 2005, the registration rights agreement had no initial fair value. In subsequent periods, if the price of the security changes, the derivative financial instrument related to the registration rights agreement will be adjusted to the fair value with the corresponding charge or credit to other expense or income.

The estimated fair value of the registration rights agreement was determined using the discounted value of the expected future cash flows. As of [period end date], we assigned no value to the registration right agreement as the we believe we will be able to meet the registration requirements of the registration rights agreement and that in the event of default, the holders of the debentures will waive the liquidated damages required under the registration rights agreement.

For filings subsequent to the 10K-SB the following paragraph will be added

As of [period end date], we were unable to file a registration statement with the SEC as required by the Registration Rights Agreement. We are in active negotiation with the holders of the convertible debentures to obtain a waiver to extend the required filing and effectiveness date of the registration statement and to waive all amounts potentially due under the liquidated damages clause through those new dates.

EITF 05-04 offers multiple views on the question of whether a registration rights agreement should be combined as a unit with the underlying financial instruments and be evaluated as a single instrument. EITF 05-04 doesn't reach a consensus on this question and allows for treatment as a combined unit (Views A and B) as well as separate freestanding financial instruments (View C). On September 15, 2005, the FASB staff postponed further discussion of EITF 05-04. As of March 31, 2005, the FASB has still not rescheduled EITF 05-04 for discussion.

In conjunction with our issuance of senior and convertible debentures and related warrants and registration rights, we adopted View C of EITF 05-04 for the treatment of those warrants in relation to the registration rights agreement, while the registration rights agreement as a stand alone agreement and certain features of the debentures were treated as derivative liabilities. Derivative liability treatment requires adjusting the carrying value of the instrument to its fair value at each balance sheet date and recognizes any change since the prior balance sheet date as a component of other income/(expense). The recorded value of such derivative liabilities can fluctuate significantly based on fluctuations of the market value of the underlying securities such as our common stock or warrants, as well as on the volatility of the price of our common stock during the term used for observation and the term remaining for the underlying financial instruments. We believe that should the FASB staff reach a consensus on EITF 05-04 and select combined unit treatment (View A or B), this consensus could have a significant affect on the accounting for our warrants and consequently, our financial statements.

                                    Exhibit 3
                                    ---------

March 13, 2006

Intraop Medical Corporation
570 Del Rey Avenue
Sunnyvale, California  94085
Attention: Donald A. Goer, CEO and President

     Re: Representative's Warrant for the Purchase of Shares of Common Stock
         -------------------------------------------------------------------

Dear Dr. Goer:

     The undersigned each hold a Representative's Warrant for the Purchase of Shares of Common Stock (each, a "Warrant" and, together, the "Warrants") issued by Intraop Medical Corporation (the "Company") on August 31, 2005 pursuant to that certain Private Placement Agency Agreement dated as of May 17, 2005 (the "Placement Agreement") by and between the Company and Stonegate Securities, Inc. ("Stonegate"). The shares of Common Stock issuable pursuant to the Warrants represent the full number of warrant shares issuable by the Company pursuant to the Placement Agreement with respect to the issuance of PIPE securities by the Company at the closings on August 31, 2005, October 25, 2005, October 31, 2005 and November 4, 2005. The undersigned hold the Warrants as transferees of Stonegate's right to receive warrants pursuant to the Placement Agreement.

     Section 5 (Registration Rights) of the Warrants provides that the shares of Common Stock underlying the Warrants are entitled to registration rights "identical to those that are granted to Purchasers in the Placement (as such terms are defined in that certain Placement Agency Agreement, dated as of May 17, 2005 by and between the Company and Stonegate Securities, Inc.); it being specifically agreed and understood that the shares of Common Stock underlying this Warrant will be included in any registration statement filed by the Company which includes shares of Common Stock, or shares of Common Stock underlying any securities, issued to Purchasers in the Placement."

          The Company entered into a Registration Rights Agreement dated as of August 31, 2005 (the "Rights Agreement") with the Purchasers named therein and, pursuant to Section 5 of the Warrants, the shares of Common Stock underlying the Warrants are entitled to the registration rights set forth in such Rights Agreement.

          We hereby acknowledge and confirm that the registration rights we are entitled to under the Rights Agreement with respect to the shares of Common Stock underlying the Warrants were not intended to, nor do they, include any of the liquidated damages provisions as set forth in Section 2(b) of the Rights Agreement.


                                   Sincerely,

                                   /s/ Scott R. Griffith
                                   ---------------------
                                   Scott R. Griffith

                                   /s/ Jesse B. Shelmire IV
                                   ------------------------
                                   Jesse B. Shelmire IV

                                    Exhibit 4
                                    ---------

The preparation of our financial statements requires us to make estimates and assumptions and apply certain critical accounting policies that affect the reported amounts of our assets, liabilities, revenues and expenses.

These estimates and assumptions are based on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates and assumptions also require the application of certain accounting policies, many of which require estimates and assumptions about future events and their effect on amounts reported in the financial statements and related notes. We periodically review our accounting policies and estimates and makes adjustments when facts and circumstances dictate. Actual results may differ from these estimates under different assumptions or conditions. Any differences may have a material impact on our financial condition and results of operations.

In June 2005, the Financial Accounting Standards Board Emerging Issues Task Force issued EITF 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". Under EITF 05-04, liquidated damages clauses may qualify as freestanding financial instruments for treatment as a derivative liability. Furthermore, EITF 05-04 addresses the question of whether a registration rights agreement should be combined as a unit with the underlying financial instruments and be evaluated as a single instrument. EITF 05-04 doesn't reach a consensus on this question and allows for treatment as a combined unit (Views A and B) as well as separate freestanding financial instruments (View C). On September 15, 2005, the FASB staff postponed further discussion of EITF 05-04. As of March 31, 2005, the FASB has still not rescheduled EITF 05-04 for discussion.

In conjunction with the issuance of the Company's senior and convertible debentures and the related warrants and registration rights, the Company adopted View C of EITF 05-04 for the treatment of those warrants in relation to the registration rights agreement, while the registration rights agreement as a stand alone agreement and certain features of the debentures were treated as derivative liabilities. Derivative liability treatment requires adjusting the carrying value of the instrument to its fair value at each balance sheet date and recognizes any change since the prior balance sheet date as a component of other income/(expense). The recorded value of such derivative liabilities can fluctuate significantly based on fluctuations of the market value of the underlying securities of the Company, as well as on the volatility of the Company's stock price during the term used for observation and the term remaining for the underlying financial instruments. The Company believes that should the FASB staff reach a consensus on EITF 05-04 and select combined unit treatment (View A or B), this consensus could have a significant affect on the Company's accounting for its warrants and consequently, its financial statements.

We believe that the following accounting policies also fit the definition of critical accounting policies. We use the specific identification method to set reserves for both doubtful accounts receivable and the valuation of our inventory, and use historical cost information to determine our warranty reserves. Further, in assessing the fair value of option and warrant grants, we have valued these instruments based on the Black-Scholes model which requires estimates of the volatility of our stock and the market price of our shares, which in the absence of a market for shares, was based on estimates of fair value made by our Board of Directors.